Filed Pursuant to Rule 433
Registration No. 333-223128
September 15, 2020
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 15, 2020)

Issuer:	The Southern Company
Security:	Series 2020B 4.00% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due January 15, 2051
Format:	SEC Registered
Trade Date:	September 15, 2020
Expected Settlement Date:	September 18, 2020 (T+3)
Expected Ratings*:	Baa3 (Stable)/BBB (Negative)/BBB- (Negative)(Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$1,250,000,000
Over-allotment Option:	None
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Initial Public Offering Price:	100%
Maturity Date:	January 15, 2051
Interest Rate:
(i) from and including the date of original issuance to, but excluding, January 15, 2026 at an annual rate of 4.00% and (ii) from and including January 15, 2026 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 3.733%

Optional Deferral:	Up to 10 consecutive years per deferral
Optional Redemption:
Redeemable, in whole or in part, during any period from and including the October 15 immediately preceding an Interest Reset Date through and including such Interest Reset Date, in each case at 100% of the principal amount, plus any accrued and unpaid interest

Call for Tax Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest
Call for Rating Agency Event:	In whole, but not in part, at 102% of the principal amount, plus any accrued and unpaid interest
Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2021
CUSIP/ISIN:	842587 DF1/US842587DF14
Joint Book-Running Managers:	Wells Fargo Securities, LLC Barclays Capital Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. Truist Securities, Inc.

Co-Managers:
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
BBVA Securities Inc.
Commerz Markets LLC
Fifth Third Securities, Inc.
Regions Securities LLC
C.L. King & Associates, Inc.
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Concurrent Offering:
$750,000,000 Series 2020C 4.20% Junior Subordinated Notes due October 15, 2060, expected to be issued on September 18, 2020. The closing of the offering of the Series 2020B 4.00% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due January 15, 2051 is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Five-Year Treasury Rate,” “Interest Reset Date,” “Interest Reset Period,” “Rating Agency Event,” “Reset Interest Determination Date” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated September 15, 2020.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting The Southern Company collect at 1-404-506-0727, Wells Fargo Securities, LLC toll free at 1-800-645-3751, Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or Truist Securities Inc. toll free at 1-800-685-4786.